Exhibit 21.1

Subsidiaries of Motricity, Inc.

Name of Subsidiary	Jurisdiction of Incorporation	Name Under Which the Subsidiary Conducts Business

Power By Hand, LLC	Oklahoma	Power By Hand, LLC

Motricity Limited	United Kingdom	Motricity (UK) Limited

GSM Information Network B.V.	Netherlands	GSM Information Network B.V.

Motricity Pte. Ltd.	Singapore	Motricity Pte, Ltd.

Motricity Canada Ltd.	Ontario, Canada	Motricity Canada Ltd